Exhibit 95.1

MINE SAFETY DISCLOSURES

The following disclosures are provided pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Item 104 of Regulation S-K, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).

Mine Safety Information

Whenever the Federal Mine Safety and Health Administration (“MSHA”) believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which the mining operator must abate the alleged violation. In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order removing miners from the area of the mine affected by the condition until the alleged hazards are corrected. When MSHA issues a citation or order, it generally proposes a civil penalty, or fine, as a result of the alleged violation, that the operator is ordered to pay. Citations and orders can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed. The number of citations, orders and proposed assessments vary depending on the size and type (underground or surface) of the mine as well as by the MSHA inspector(s) assigned.

The below table reflects citations and orders issued to us by MSHA during the quarter ended September 30, 2014. The proposed assessments for the quarter ended September 30, 2014 were taken from the MSHA data retrieval system. Additional information about the Act and MSHA references used in the table follows.

•	Section 104(a) S&S Citations: Citations received from MSHA under section 104(a) of the Mine Act for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard.

•	Section 104(b) Orders: Orders issued by MSHA under section 104(b) of the Mine Act, which represents a failure to abate a citation under section 104(a) within the period of time prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.

•	Section 104(d) S&S Citations and Order: Citations and orders issued by MSHA under section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory, significant and substantial health or safety standards.

•	Section 110(b)(2) Violations: Flagrant violations issued by MSHA under section 110(b)(2) of the Mine Act.

•	Section 107(a) Orders: Orders issued by MSHA under section 107(a) of the Mine Act for situations in which MSHA determined an “imminent danger” (as defined by MSHA) existed.

Mine(1)	Section 104 S&S Citations (#)	Section 104(b) Orders (#)	Section 104(d) Citations & Orders (#)	Section 110(b)(2) Violations (#)	Section 107(a) Orders (#)	Proposed Assessments(2) ($, amounts in dollars)	Mining Related Fatalities (#)
Bay City	1	0	0	0	0	$1,048	0
Best Sand	0	0	0	0	0	—	0
Best Southern	0	0	0	0	0	—	0
Brewer Sand	0	0	0	0	0	—	0
Hager City	0	0	0	0	0	—	0
Maiden Rock	0	0	0	0	0	127	0
Menomonie	0	0	0	0	0	—	0
Readfield	1	0	0	0	0	660	0
Shakopee Sand	1	0	0	0	0	1,355	0
Voca Sand	0	0	0	0	0	354	0
Wedron Silica	0	0	0	0	0	—	0
Wexford Sand	0	0	0	0	0	—	0

TOTALS	3	0	0	0	0	$3,544	0

(1)	The definition of a mine under section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools, and minerals preparation facilities. Unless otherwise indicated, any of these other items associated with a single mine have been aggregated in the totals for that mine. MSHA assigns an identification number to each mine and may or may not assign separate identification numbers to related facilities such as preparation facilities. We are providing the information in the table by mine rather than by MSHA identification number because that is how we manage and operate our mining business and we believe this presentation will be more useful to investors than providing information based on MSHA identification numbers.
(2)	Represents the total dollar value of the proposed assessment from MSHA under the Mine Act pursuant to the citations and or orders preceding such dollar value in the corresponding row. Specific orders and/or citations for a Mine may not have had assessments posted to the MSHA data retrieval system or made available to us by MSHA.

Pattern or Potential Pattern of Violations

During the three months ended September 30, 2014, none of the mines operated by Fairmount Santrol received written notice from MSHA of (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the Mine Act or (b) the potential to have such a pattern.

Pending Legal Actions

There were eight (8) legal actions pending before the Federal Mine Safety and Health Review Commission (the “Commission”) as of September 30, 2014, each of which is a contest proceeding filed by Fairmount Santrol to challenge a citation or order issued by MSHA under the Mine Act and includes twenty-one (21) contests challenging Section 104 S&S citations and zero (0) contest challenging a Section 107(a) order. During the quarter ended September 30, 2014, zero (0) legal actions were instituted and zero (0) legal actions were resolved. The Commission is an independent adjudicative agency established by the Mine Act that provides administrative trial and appellate review of legal disputes arising under the Mine Act.